Second Quarter Earnings Presentation The Bank of N.T. Butterfield & Son Limited July 23, 2020

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Second Quarter 2020 Highlights • Strong Capital Generation and Return • COVID-19 Update Michael Schrum • Efficient, Conservative Balance Sheet • Financials Group Chief Financial Officer • Visible Earnings • Q&A Ten International Locations Awards 3

Second Quarter 2020 Highlights • Net income of $34.3 million, or $0.67 per share (In US$ millions) vs. Q1 2020 vs. Q2 2019 • Core Net Income** of $34.4 million, or $0.67 per share Q2 2020 $ % $ % • Return on average common equity of 14.0%; core return on average Net Interest Income $ 79.1 $ (8.5) $ (6.1) 14.2 % tangible common equity** of 15.5% Non-Interest Income 41.7 (5.9) (2.5) 5.4% • Net Interest Margin of 2.48%, cost of deposits of 0.14% Prov. for Credit Losses (4.4) 0.8 (5.3) (315.3) % • Credit reserve build of $4.4 million in Q2 2020 Non-Interest Expenses* (82.8) 6.3 9.1 (4.8) % • Cash dividend of $0.44 per common share and active share Other Gains (Losses) 0.7 1.3 0.5 181.3 % repurchases Net Income $ 34.3 $ (6.0) (14.9) % $ (4.3) (11.1) % • Issued $100 million 5.25% 10-year fixed to floating rate subordinated Non-Core Items** 0.1 0.4 (12.4) (104.5) % debt Core Net Income** $ 34.4 $ (6.4) (15.6) % $ (16.7) (32.7) % Core Return on Average Tangible Common Equity** Core Net Income** (In US$ millions) $51.1 24.6% $48.8 22.5% 21.1% $46.2 18.6% $40.8 15.5% $34.4 Q2 Q3 Q4 Q1 Q2 Q2 Q3 Q4 Q1 Q2 2019 2020 2019 2020 * Includes income taxes 4 ** See the Appendix for a reconciliation of the non-GAAP measure

COVID-19 Update*

Principal Markets Update**

	Bermuda	Cayman	Guernsey & Jersey
Active COVID-19 Cases	7	2	5
Total COVID-19 Cases	153	203	583
Deaths	9	1	44
Status	Open	Restricted	Open

- All offices are open to some degree with social distancing and adhering to local protocol
- Domestic economies are open despite limited tourist visitors

Market commentary

- Bermuda's airport is open with limited but increasing flights and robust health guidelines/checks and testing for arrivals
- Cayman remains closed to flights with local economy open
- Channel Islands are open with quarantine/testing rules for visitors

Butterfield Actions

- Near term
  - Support local economic activity through mortgage deferral program for qualifying residential mortgage holders in Bermuda and Cayman
  - Working with customers to meet financing needs
  - Effect deposit repricing and tactical cost initiatives
- Medium/Longer term
  - Evolve business model for lower interest rate environment

Direct Hotel and Restaurant Lending Exposure Limited

		$ millions	%
Hotel Operators	$	183.2	11.1 %
Hotel Construction		30.9	1.9 %
Restaurants		7.1	0.4 %
Other Commercial and CRE Loans		1,429.4	86.6 %
Total Commercial and CRE Loans	$	1,650.6	100.0 %

* Please see the Appendix for commentary on factors influencing COVID-19 implications

** Data as of July 21, 2020

5

Financials

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $87.6 (In US$ millions) Q2 2020 vs. Q1 2020 $85.2 Avg. Balance Yield Avg. Balance Yield $79.1 Cash, S/T Inv. & Repos $ 3,358.4 0.13% $ (322.8) (0.90) % Investments 4,426.6 2.52% (76.5) (0.26) % Loans (net) 4,997.3 4.53% (162.5) (0.27) % Interest Earning Assets 12,782.3 2.68% (561.8) (0.40) % Interest Bearing Liabilities 9,827.6 (0.25) % (488.1) 0.33 % Q2 Q3 Q4 Q1 Q2 Net Interest Margin 2.48% (0.15) % 2019 2020 • Net interest margin (“NIM”) decreased by 15 bps from the previous quarter due to a drop in global interest rates • Loan yields of 4.53% down 27 bps in the second quarter of 2020 as interest rates declined on floating rate loans • Lower rates on roll-over maturities have decreased term deposit costs and are nearing zero 7

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) Q2 2020 vs. Q1 2020 $47.6 $44.2 Asset management $ 7.4 $ (0.4) $41.7 Banking 9.1 (2.1) FX Revenue 8.1 (2.7) Trust 12.3 0.2 Custody and Other 3.3 (0.3) Other 1.5 (0.5) Q2 Q3 Q4 Q1 Q2 Total Non-Interest Income $ 41.7 $ (6.0) 2019 2020 • Non-interest income down $6.0 million or 12.4% sequentially • The impact of COVID-19 related economic slowdown resulted in lower non-interest income due to lower transactional volumes, particularly in card and merchant services fees and foreign exchange commissions • Fee income ratio of 35.8% in the second quarter of 2020 remains higher than the peer average* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 8

BUTTERFIELD

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)	Q2 2020	vs. Q1 2020 $	vs. Q1 2020 %
Salaries & Benefits**	$ 41.4	$ (2.7)	(6.1)%
Technology & Comm.	16.3	(0.1)	(0.6)%
Property	7.2	(0.1)	(1.4)%
Professional & O/S Services	5.0	(0.8)	(13.8)%
Indirect Taxes	4.9	(0.6)	(10.9)%
Intangible Amortization	1.4	—	— %
Marketing	0.7	(0.9)	(56.3)%
Other	5.0	(0.5)	(9.1)%
Total Core Non-Interest Expenses*	$ 81.9	$ (5.7)	(6.5)%
Non-Core Expenses*	0.1	(0.4)	(80.0)%
Non-Interest Expenses	$ 82.0	$ (6.1)	(6.9)%

Core Non-Interest Expense Trend*

(In US$ millions)



$79.2
$87.6
$81.9
60.3%
63.8%
66.7%
Q2
Q3
2019
Q4
Q1
2020
Q2
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* were down in the second quarter of 2020 compared to the prior quarter primarily due to:
  - elevated severance costs in Q1 2020;
  - decrease in consultant costs;
  - minimal travel and client entertainment; and
  - limited marketing activities.
- Core cost / income ratio* of 66.7% was higher than 63.8% in the prior quarter due to revenue decreases (COVID-19 and interest rate related) outpacing tactical expense control measures

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

9

BUTTERFIELD

Capital Requirements and Return

Regulatory Capital (Basel III) - Total Capital Ratio***


21.2%
16.3%
13.9%
Butterfield Current
BMA 2020 Required
US Peer Median *

Leverage Capital


8.3%
1.4%
6.9%
9.8%
0.8%
9.0%
Butterfield - Current
US Peer Median *
TCE/TA
TCE/TA Ex Cash

Dividend Payout Ratio**


46.4%
42.8%
52.9%
60.7%
2017
2018
2019
2020 YTD

- Capital levels remain strong and well above regulatory requirements
- TCE/TA ratio of 6.9% remains conservatively above targeted range of 6.0% to 6.5%
- TBVPS of $17.94 increased 3.6% in the second quarter
- Board declared a quarterly dividend of $0.44 per common share
- Share repurchase program active subject to market conditions
- Capital management emphasizes dividend sustainability, share repurchases and capacity for selective M&A, subject to market conditions

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks

** 2020 is based on year-to-date dividend and earnings per share

*** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. Please see Appendix for further discussion and assumptions

10

Balance Sheet Total Assets (In US$ millions) Q2 2020 Q4 2019 (In US$ billions) Cash & Equivalents $ 2,228 $ 2,550 $13.2 $13.2 Reverse Repos & S/T Investments 1,136 1,361 $11.2 Investments 4,354 4,436 Loans (net) 5,018 5,143 Other Assets 415 432 Total Assets $ 13,151 $ 13,922 $4.5 $4.5 $4.4 Int. Bearing Deposits $ 9,441 $ 10,203 $5.0 $5.0 $4.0 Non-Int. Bearing Deposits 2,175 2,238 Other Liabilities 545 516 Shareholders Equity 990 964 Q2 Q3 Q4 Q1 Q2 Total Liab. & Equity $ 13,151 $ 13,922 2019 2020 Total assets Investments Loans Total Deposits • Average and period end balance sheet stabilized in Q2 2020 as (In US$ billions) deposit pricing alignment following completion of ABN AMRO $11.8 $11.6 acquisition in Channel Islands $9.9 • As expected, deposit balances have declined to $11.6 billion from $12.4 billion at December 31, 2019 due to active deposit repricing in the Channel Islands, which has reduced Euro balances • Butterfield’s balance sheet remains conservative with low risk density (risk weighted assets/total assets was 37.1%) Q2 Q3 Q4 Q1 Q2 2019 2020 11

BUTTERFIELD

Residential & Commercial Loans

Residential Mortgage Loans (US$ Billions)


$2.3
$2.5
$2.7
$3.2
$3.2
25%
23%
52%
32%
22%
46%
37%
21%
42%
48%
18%
34%
47%
18%
35%
2016
2017
2018
2019
Q2 2020
Bermuda
Cayman
UK and Channel Islands

Commercial Loans (US$ Billion)


$1.1
$1.1
$1.2
$1.7
$1.6
56.5%
10.4%
2.4%
30.7%
51.7%
13.6%
1.9%
32.8%
46.9%
8.6%
2.7%
41.8%
44.6%
22.0%
1.7%
31.7%
45.9%
22.5%
2.6%
29.0%
2016
2017
2018
2019
Q2 2020
Commercial and Industrial (Bermuda & Cayman Islands)
Commercial Overdrafts
Government
Commercial Real Estate (Bermuda & Cayman Islands)

COVID-19 Customer* Mortgage Assistance Program

- Bermuda & Cayman principal and interest deferral participation rates:

	Deferral Participation Rate
April - June (Opt-out)	85%
July - September (Opt-in)	50%

- Business customers* with remaining loan principal of less than $2 million permitted to pay interest only April - June

- Stable loan book balance and composition with 63% in well seasoned residential mortgage books
- Loans are individually underwritten in all markets
- Minimal wholesale or cross border lending outside of current jurisdictions
- All qualifying residential mortgages in Bermuda and Cayman Islands were given automatic principal and interest deferrals during Q2 with opt-out

12

* For qualifying customers who were current at at March 31, 2020

Asset Quality Non-Accrual Loans Investment Portfolio (In US$ millions) $73.3 Loan Distribution Rating Distribution AA 0.3% $55.9 A 0.5% $53.1 Consumer 4.4% BBB 0.1% Res Mtg 63.1% Comm’l R/E 14.7% Other Comm’l 10.5% Gov’t AAA 99.0% 7.3% $5.0 billion $4.4 billion Q2 Q3 Q4 Q1 Q2 2019 2020 0.10% Net Charge-Off Ratio • High quality investment portfolio with 99% AAA rated 0.08% securities, primarily US Government guaranteed securities • Manually underwritten loan book is comprised of 63% full recourse residential mortgages in Bermuda, Cayman and 0.05% the UK • Non-accrual loans increased to 1.5% of gross loans due to 0.03% one C&I loan and a number of retail facilities, which were 0.01% 0.01% already on watch at the end of 1Q 2020 —% 0.00% Q2 Q3 Q4 Q1 Q2 2019 2020 13

BUTTERFIELD

Interest Rate Sensitivity

Average Balance - Balance Sheet

	Average Balances (US$Mil) Q2 2020	vs. Q1 2020	Duration	vs. Q1 2020	Weighted Average Life
Cash & Reverse Repos & S/T Invest.	3,358.4	(322.8)	< 0.2	N/A	N/A
AFS	2,340.9	21.1	2.1	(0.5)	3.6
HTM**	2,084.4	(96.8)	2.7	(0.4)	4.1
Total	7,783.7	(398.5)			

Interest Rate Sensitivity



10.4%
(3.2)%
10.2%
4.9%
20.1%
7.4%
-100bps
+100bps
+200bps
NTB
US Peer Median *

- The Bank's balance sheet is currently positioned to benefit from both up and down interest rate scenarios
- NII increases in a down 100 bps rate environment because negative rates would be charged on deposits, while fixed rate assets would continue to generate revenue
- Increased prepayments in the Agency securities book from lower interest rates, resulted in lower weighted average life of AFS and HTM investments
- The Bank now has $180 million in unrealized gains in AFS and HTM, which will continue to moderate securities book yield compression in future years

* Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2020 comparative data is used as Q2 2020 peer information was not widely available at time of publication.

** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

14

Appendix

BUTTERFIELD

Appendix

Current Expected Credit Losses (CECL)


ACL / Total Loans
0.60%
0.51%
0.46%
0.72%
0.79%
$24.0
$23.9
$23.6
$36.2
$40.2
Q2
Q3
2019
Q4
Q1
2020
Q2
ACL
ACL / Total Loans

ACL by Loan Type

(In US$ millions)		Q2 2020		Q1 2020		Q4 2019
Loans						
Commercial	$	14.9	$	15.5	$	7.3
Commercial Real Estate		2.2		2.6		1.5
Consumer		5.5		4.6		1.5
Residential Mortgage		17.6		13.5		13.3
Total	$	40.2		$36.2		$23.6

Q2 2020 Highlights

- CECL adoption impact:
  - The adoption of CECL resulted in a 'Day 1' increase of $7.8 million
  - Q1 2020 and Q2 2020 reserve build of $5.2 million and $4.4 million respectively.
  - Consumer and commercial lending book experienced the largest increases

CECL Assumptions

- The adoption of CECL is driving reserve build through lifetime losses, past and current conditions as well as a reasonable and supportable forecast
- The Bank employs a PD/LGD approach in calculating its expected losses
  - Historical PDs are adjusted using forecasted macro-economic variables such as GDP growth and unemployment rates to reflect the forward-looking lifetime view
  - The Bank uses both internal data as well as external data sources to derive assumptions used within the expected credit loss calculations

16

Appendix Customer Deposits Average Deposit Volume and Cost of Deposits Deposit Composition By Currency (In US$ millions) 3,500 6.4% 8.8% 7.7% 14.1% 21.4% 20.7% 3,000 79.5% 69.8% 71.6% 2,500 1.52% 2,000 Q2 Q3 Q4 Q1 Q2 1.21% 2019 2020 USD / USD Pegged GBP Other De sposits 0.97% 1,500 0.42% 0.42% By Type 0.14% 1,000 24.1% 24.3% 19.4% 500 52.6% 57.5% 61.9% 23.3% 0 18.2% 18.7% Q2 Q3 Q4 Q1 Q2 Q2 Q3 Q4 Q1 Q2 2019 2020 2019 2020 Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Non-interest bearing demand deposits Interest bearing demand deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposits Term deposit cost Overall cost of deposits 17

BUTTERFIELD

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4	2018 Q3	2018 Q2
Assets									
Cash & Equivalents	$ 2,228	$ 1,978	$ 2,550	$ 3,605	$ 2,011	$ 2,601	$ 2,054	$ 1,259	$ 1,756
Reverse Repos & S/T Investments	1,136	1,240	1,361	855	330	288	80	148	167
Investments	4,354	4,538	4,436	4,662	4,524	4,393	4,255	4,576	4,727
Loans, Net	5,018	5,001	5,143	4,673	4,000	3,986	4,044	4,092	3,986
Other Assets	415	441	432	420	364	374	340	355	367
Total Assets	13,151	13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002
Liabilities and Equity									
Total Deposits	$ 11,616	$ 11,753	$ 12,442	$ 12,663	$ 9,852	$ 10,294	$ 9,452	$ 9,066	$ 9,718
Long-Term Debt	241	144	144	143	143	143	143	143	143
Other Liabilities	303	320	373	446	305	310	295	349	293
Total Liabilities	$ 12,160	$ 12,217	$ 12,958	$ 13,252	$ 10,300	$ 10,747	$ 9,891	$ 9,558	$ 10,154
Common Equity	$ 990	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849
Total Equity	$ 990	$ 981	$ 964	$ 965	$ 929	$ 896	$ 882	$ 872	$ 849
Total Liabilities and Equity	$ 13,151	$ 13,197	$ 13,922	$ 14,216	$ 11,229	$ 11,643	$ 10,773	$ 10,430	$ 11,002
Key Metrics									
TCE / TA	6.9 %	6.8 %	6.3 %	6.2 %	7.7 %	7.1 %	7.5 %	7.7 %	7.1 %
CET 1 Ratio	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %	19.3 %	19.6 %	20.2 %	19.1 %
Total Tier 1 Capital Ratio	17.0 %	17.5 %	17.3 %	17.4 %	20.1 %	19.3 %	19.6 %	20.2 %	19.1 %
Total Capital Ratio	21.2 %	19.8 %	19.4 %	19.6 %	22.7 %	22.0 %	22.4 %	23.3 %	22.3 %
Book value per common share	19.73	19.09	18.40	18.14	17.53	16.81	16.31	15.75	15.38

18

BUTTERFIELD

Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q2 2020			Q1 2020			Q2 2019		
Assets	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**	**Average balance ($)**	**Interest ($)**	**Average rate (%)**
Cash due from banks, reverse repurchase agreements and short-term investments	$ 3,358.4	$ 1.1	0.13 %	$ 3,681.2	$ 9.4	1.03 %	$ 2,265.5	$ 8.2	1.46 %
Investment in securities	4,426.6	27.8	2.52 %	4,503.2	31.2	2.78 %	4,453.5	32.4	2.92 %
Equity securities at fair value	*1.4*			*2.3*			*1.3*		
AFS	*2,340.9*	*12.8*	*2.19 %*	*2,319.8*	*15.0*	*2.59 %*	*2,237.1*	*15.1*	*2.71 %*
HTM	*2,084.4*	*15.1*	*2.90 %*	*2,181.1*	*16.2*	*2.99 %*	*2,215.1*	*17.3*	*3.13 %*
Loans	4,997.3	56.4	4.53 %	5,159.8	61.7	4.80 %	4,012.8	56.7	5.67 %
Commercial	*1,693.3*	*21.5*	*5.09 %*	*1,792.4*	*23.2*	*5.19 %*	*1,218.9*	*18.8*	6.18 %
Consumer	*3,304.1*	*34.9*	*4.24 %*	*3,367.4*	*38.5*	*4.59 %*	*2,793.9*	*38.0*	5.45 %
Total interest earning assets	12,782.3	85.3	2.68 %	13,344.1	102.4	3.08 %	10,731.8	97.4	3.64 %
Other assets	401.3			403.5			342.8		
Total assets	$ 13,183.6			$ 13,747.6			$ 11,074.7		
Liabilities									
Interest bearing deposits	$ 9,661.8	$ (4.1)	(0.17)%	$ 10,172.2	$ (12.9)	(0.51)%	$ 7,520.9	$ (10.2)	(0.55)%
Customer demand deposits	*7,051.4*	*2.1*	*0.12 %*	*7,075.0*	*(3.5)*	*(0.20)%*	*5,106.5*	*(0.8)*	*(0.07)%*
Customer term deposits	*2,566.5*	*(6.2)*	*(0.97)%*	*3,083.9*	*(9.3)*	*(1.21)%*	*2,391.7*	*(9.1)*	*(1.52)%*
Deposits from banks	*43.9*	*(0.1)*	*(0.79)%*	*13.3*	*(0.1)*	*(3.93)%*	*22.7*	*(0.3)*	*(5.23)%*
Long-term debt	165.8	(2.1)	(5.00)%	143.5	(1.9)	(5.22)%	143.4	(2.0)	(5.56)%
Interest bearing liabilities	9,827.6	(6.2)	(0.25)%	10,315.7	(14.8)	(0.58)%	7,664.3	(12.2)	(0.64)%
Non-interest bearing customer deposits	2,166.8			2,227.3			2,167.8		
Other liabilities	274.2			316.6			307.1		
Total liabilities	$ 12,268.6			$ 12,859.6			$ 10,139.2		
Shareholders' equity	915.0			888.0			935.5		
Total liabilities and shareholders' equity	$ 13,183.6			$ 13,747.6			$ 11,074.7		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 2,954.7			$ 3,028.4			$ 3,067.5		
Net interest margin		$ 79.1	2.48 %		$ 87.6	2.63 %		$ 85.2	3.18 %

19

BUTTERFIELD

Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2020		2019				2018		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Interest Income	$ 79.1	$ 87.6	$ 86.2	$ 86.3	$ 85.2	$ 88.0	$ 87.4	$ 88.3	$ 87.4
Non-Interest Income	41.7	47.6	49.7	46.6	44.2	43.4	45.7	41.3	41.9
Prov. for Credit Recovery (Losses)	(4.4)	(5.2)	(0.4)	(0.4)	0.9	—	1.7	2.8	0.5
Non-Interest Expenses*	82.8	89.1	92.0	90.6	91.9	81.0	83.7	82.6	78.6
Other Gains (Losses)	0.7	(0.6)	0.3	0.5	0.2	1.8	(0.3)	0.7	(1.6)
Net Income	$ 34.3	$ 40.3	$ 43.9	$ 42.4	$ 38.6	$ 52.1	$ 50.9	$ 50.4	$ 49.7
Non-Core Items**	$ 0.1	$ 0.5	$ 2.3	$ 6.4	$ 12.5	$ (0.4)	$ 0.2	$ (1.2)	$ 2.0
Core Net Income**	$ 34.4	$ 40.8	$ 46.2	$ 48.8	$ 51.1	$ 51.7	$ 51.1	$ 49.1	$ 51.7

Key Metrics	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Loan Yield	4.53 %	4.80 %	4.95 %	5.22 %	5.67 %	5.67 %	5.56 %	5.54 %	5.44 %
Securities Yield	2.52	2.78	2.77	2.82	2.92	3.07	2.87	2.78	2.67
Cost of Deposits	0.14	0.42	0.50	0.54	0.42	0.38	0.27	0.20	0.14
Net Interest Margin	2.48	2.63	2.59	2.52	3.18	3.31	3.38	3.37	3.20
Core Efficiency Ratio**	66.7	63.8	66.3	62.1	60.3	60.1	61.5	63.2	59.0
Core ROATCE**	15.5	18.6	21.1	22.5	24.6	25.6	25.8	24.9	27.6
Fee Income Ratio	35.8	36.6	36.7	35.2	33.9	33.0	33.9	31.2	32.4
Fully Diluted Share Count (in millions of common shares)	51.0	52.4	53.3	53.6	53.5	54.2	55.4	56.0	55.9

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)	2020		2019				2018		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Non-Interest Income									
Trust	$ 12.3	$ 12.2	$ 13.0	$ 12.7	$ 13.0	$ 12.6	$ 13.8	$ 13.1	$ 13.2
Asset Management	7.4	7.8	7.8	7.4	6.9	6.7	6.5	6.5	6.2
Banking	9.1	11.2	14.0	12.1	12.1	11.2	12.8	10.6	10.8
FX Revenue	8.1	10.8	9.8	10.0	8.4	8.8	8.6	7.8	8.3
Custody & Other Admin.	3.3	3.6	3.5	3.6	3.1	2.7	2.4	2.2	2.4
Other	1.5	2.0	1.7	0.8	0.9	1.4	1.6	1.0	1.1
Total Non-Interest Income	$ 41.7	$ 47.6	$ 49.7	$ 46.6	$ 44.2	$ 43.4	$ 45.7	$ 41.3	$ 41.9
Non-Interest Expense									
Salaries & Benefits*	$ 41.5	$ 44.6	$ 48.8	$ 45.6	$ 52.1	$ 42.8	$ 43.7	$ 43.8	$ 40.9
Technology & Comm.	16.3	16.4	16.5	16.3	15.2	14.6	14.9	15.6	15.1
Property	7.2	7.3	7.0	6.1	5.7	5.4	6.1	5.3	5.3
Professional & O/S Services	5.0	5.8	6.7	9.5	6.2	5.6	6.1	5.1	5.1
Indirect Taxes	4.9	5.5	5.3	5.3	5.3	5.2	4.7	4.8	5.0
Intangible Amortization	1.4	1.4	1.5	1.5	1.2	1.3	1.3	1.4	1.3
Marketing	0.7	1.6	3.1	1.6	1.7	1.7	2.3	1.5	1.4
Other	5.0	5.5	5.0	4.6	4.3	4.3	4.3	4.9	4.1
Total Non-Interest Expense	$ 82.0	$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9	$ 83.5	$ 82.2	$ 78.2
Income Taxes	0.8	1.0	(1.9)	0.2	0.2	0.1	0.2	0.4	0.3
Total Expense incld. Taxes	$ 82.8	$ 89.1	$ 92.0	$ 90.6	$ 91.9	$ 81.0	$ 83.7	$ 82.6	$ 78.6

*Includes non-service employee benefits

21

Appendix Core Non-Interest Expense* Trends (in millions of US Dollars, unless otherwise indicated) 2020 2019 2018 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits** $ 41.4 $ 44.1 $ 46.6 $ 42.8 $ 41.1 $ 42.8 $ 43.7 $ 43.8 $ 40.9 Technology & Comm. 16.3 16.4 16.5 16.3 15.2 14.6 14.8 15.4 14.9 Property 7.2 7.3 7.0 6.1 5.7 5.4 6.1 5.3 5.3 Professional & O/S Services 5.0 5.8 6.5 5.9 5.0 5.0 6.0 6.3 4.7 Indirect Taxes 4.9 5.5 5.3 5.3 5.0 5.2 4.7 4.8 5.0 Intangible Amortization 1.4 1.4 1.5 1.5 1.2 1.3 1.3 1.4 1.3 Marketing 0.7 1.6 3.1 1.6 1.7 1.7 2.3 1.5 1.4 Other 5.0 5.5 5.1 4.6 4.3 4.3 4.3 4.8 4.1 Total Core Non-Interest Expense $ 81.9 $ 87.6 $ 91.6 $ 84.0 $ 79.2 $ 80.3 $ 83.1 $ 83.3 $ 77.6 Income Taxes 0.8 1.0 (1.9) 0.2 0.2 0.1 0.2 0.4 0.3 Total Core Expense incld. Taxes $ 82.7 $ 88.6 $ 89.7 $ 84.2 $ 79.4 $ 80.5 $ 83.2 $ 83.7 $ 77.9 * See the reconciliation of non-GAAP measures on pages 23-24 ** Includes non-service employee benefits 22

BUTTERFIELD

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2
Net income	A	$ 34.3	$ 40.3	$ 43.9	$ 42.4	$ 38.6
Non-core (gains), losses and expenses						
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		0.1	0.4	2.2	2.8	11.3
Business acquisition costs		—	0.1	0.1	3.6	1.2
Total non-core expenses	C	$ 0.1	$ 0.5	$ 2.3	$ 6.4	$ 12.5
Total non-core (gains), losses and expenses	D=B+C	0.1	0.5	2.3	6.4	12.5
Core net income to common shareholders	E=A+D	$ 34.4	$ 40.8	$ 46.2	$ 48.8	$ 51.1
Average shareholders' equity		985.0	973.3	964.8	948.4	905.7
Average common equity	F	985.0	973.3	964.8	948.4	905.7
Less: average goodwill and intangible assets		(90.5)	(94.2)	(95.3)	(87.1)	(73.0)
Average tangible common equity	G	894.5	879.1	869.5	861.3	832.7
Return on equity	A/F	14.0 %	16.6 %	18.0 %	17.8 %	17.1 %
Core return on average tangible common equity	E/G	15.5 %	18.6 %	21.1 %	22.5 %	24.6 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	51.0	52.4	53.3	53.6	53.5
Earnings per common share fully diluted	A/H	0.67	0.77	0.82	0.79	0.72
Non-core items per share	D/H	—	0.01	0.05	0.12	0.23
Core earnings per common share fully diluted	E/H	0.67	0.78	0.87	0.91	0.95
Core return on average tangible assets						
Total average assets	I	$ 13,202.8	$ 13,761.4	$ 13,814.7	$ 13,519.2	$ 11,294.3
Less: average goodwill and intangible assets		(90.5)	(94.2)	(95.3)	(87.1)	(73.0)
Average tangible assets	J	$ 13,112.3	$ 13,667.2	$ 13,719.4	$ 13,432.1	$ 11,221.3
Return on average assets	A/I	1.0 %	1.2 %	1.3 %	1.2 %	1.4 %
Core return on average tangible assets	E/J	1.1 %	1.2 %	1.3 %	1.4 %	1.8 %

23

BUTTERFIELD

Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2
Tangible equity to tangible assets						
Shareholders' equity	K	$ 990.3	$ 980.5	$ 963.7	$ 964.6	$ 928.7
Less: goodwill and intangible assets		(89.7)	(91.2)	(96.5)	(93.4)	(72.2)
Tangible common equity	L	900.7	889.3	867.2	871.2	856.5
Total assets	M	13,150.7	13,197.4	13,921.6	14,216.3	11,229.0
Less: goodwill and intangible assets		(89.7)	(91.2)	(96.5)	(93.4)	(72.2)
Tangible assets	N	$ 13,061.0	$ 13,106.2	$ 13,825.1	$ 14,122.9	$ 11,156.8
Tangible common equity to tangible assets	L/N	6.9 %	6.8 %	6.3 %	6.2 %	7.7 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	50.2	51.4	52.4	53.2	53.0
Tangible book value per common share	L/O	17.94	17.31	16.55	16.38	16.16
Efficiency ratio						
Non-interest expenses		$ 82.0	$ 88.1	$ 93.9	$ 90.4	$ 91.7
Less: Amortization of intangibles		(1.4)	(1.4)	(1.5)	(1.5)	(1.2)
Non-interest expenses before amortization of intangibles	P	80.6	86.7	92.4	88.9	90.5
Non-interest income		41.7	47.6	49.7	46.6	44.2
Net interest income before provision for credit losses		79.1	87.6	86.2	86.3	85.2
Net revenue before provision for credit losses and other gains/losses	Q	$ 120.8	$ 135.2	$ 136.0	$ 133.0	$ 129.4
Efficiency ratio	P/Q	66.7 %	64.1 %	68.0 %	66.9 %	70.0 %
Core efficiency ratio						
Non-interest expenses		$ 82.0	$ 88.1	$ 93.9	$ 90.4	$ 91.7
Less: non-core expenses	(C)	(0.1)	(0.5)	(2.3)	(6.4)	(12.5)
Less: amortization of intangibles		(1.4)	(1.4)	(1.5)	(1.5)	(1.2)
Core non-interest expenses before amortization of intangibles	R	80.5	86.2	90.1	82.5	78.0
Net revenue before provision for credit losses and other gains/losses	S	120.8	135.2	136.0	133.0	129.4
Core efficiency ratio	R/S	66.7 %	63.8 %	66.3 %	62.1 %	60.3 %

24

Appendix Commentary on Factors Influencing COVID-19 Implications The short- and medium/long-term implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to the following: • The duration and scope of the pandemic and related economic fallout • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A decrease in tourism in Bermuda and Cayman, with the timing of any recovery being uncertain, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • A decrease in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Significant draws in credit lines, as customers and clients seek to increase liquidity • Volatility of market conditions and increased demands on capital and liquidity, leading the Bank to cease repurchases of its common shares • A reduction in the value of the assets under administration for the trust and custody businesses, which may affect related fee income and/or demand for these services • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic, such as a suspension of mortgage and other loan payments and foreclosures • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions • An increase in our provision for credit losses under CECL due to changes in the macroeconomic environment, including as a result of COVID-19 25

Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • First Republic Bank (FRC) • First Hawaiian, Inc. (FHB) • SVB Financial Group (SIVB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Trustmark Corporation (TRMK) • Cullen/Frost Bankers, Inc. (CFR) • International Bancshares Corporation (IBOC) • Associated Banc-Corp (ASB) • Community Bank System, Inc. (CBU) • Wintrust Financial Corporation (WTFC) • Boston Private Financial Holdings, Inc. (BPFH) • Commerce Bancshares, Inc. (CBSH) • First Financial Bankshares, Inc. (FFIN) • UMB Financial Corporation (UMBF) • Westamerica Bancorporation (WABC) 26